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                           Nuveen Money Market Trust
        Nuveen California Tax-Exempt Money Market Fund (Class A Shares)
                 Nuveen New York Tax-Exempt Money Market Fund

                              12b-1 Service Plan

Pursuant to the provisions of Rule 12b-1 under the Investment Company Act of 1940 (the "Act"), this 12b-1 Service Plan (the "Plan") has been adopted for the Nuveen Money Market Trust (the "Trust"), on behalf of the series as noted above (each referred to as a "Fund" herein) by the members of the Trust's Board of Trustees (the "Board"), including the Board members who are not "interested persons" of the Fund and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan (the "Qualified Board Members") at a meeting called for the purpose of voting on this Plan.

1. Compensation. Each Fund will pay to John Nuveen & Co. Incorporated ("Nuveen") at the end of each calendar month (or such other payment period as the Board may determine) a service fee computed at an annual rate of .25% of average daily net assets. Nuveen shall compensate various financial service firms ("Firms") that appear as the dealer of record as to shares of the Fund (which may include Nuveen), in accordance with the provisions of the Fund's Service Agreement (the "Service Agreement"), for providing ongoing services to the Fund or its shareholders. Such services shall include establishing and maintaining shareholder accounts; processing purchase, redemption and exchange transactions; performing sub-accounting services; providing information or answering shareholders' inquiries as to the Fund, their shares of the Fund, or their overall investment portfolio; promoting sale of shares of the Fund; and other similar services. In its discretion, Nuveen may pay, out of its own resources, additional compensation or concessions to Firms satisfying certain criteria, in such amounts as Nuveen may determine from time to time. The service fee paid by the Fund shall be based upon average daily net assets of the Fund. For the month (or other payment period) in which this Plan becomes effective or terminates, there shall be an appropriate proration of the service fee set forth in this Paragraph 1 on the basis of the number of days that the Plan and any agreements related to the Plan are in effect during the month (or other payment period).

2. Periodic Reporting. Nuveen shall prepare for the Board on a quarterly basis reports complying with the requirements of Rule 12b-1 showing 12b-1 fees paid by the Funds and amounts paid to the various Firms, and such other information as from time to time shall be reasonably requested by the Board.

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3.   Continuance.  This Plan shall continue in effect indefinitely, provided that such continuance is approved at least annually by a vote of a majority of the Board, and of the Qualified Board Members, cast in person at a meeting called for such purpose or by vote of at least a majority of the outstanding voting securities of the affected Fund.

4. Termination. This Plan may be terminated at any time without penalty with respect to a Fund by vote of a majority of the Qualified Board Members or by vote of the majority of the outstanding voting securities of the Fund.

5. Amendment. This Plan may not be amended to increase materially the amount to be paid to Nuveen by a Fund for services with respect to the Fund without the vote of a majority of the outstanding voting securities of the Fund. All material amendments to this Plan must in any event be approved by a vote of a majority of the Board, and of the Qualified Board Members, cast in person at a meeting called for such purpose.

6. Selection of Non-Interested Board Members. So long as this Plan is in effect, the selection and nomination of those Board members who are not interested persons of the Trust will be committed to the discretion of Board members who are not themselves interested persons.

7. Recordkeeping. The Fund will preserve copies of this Plan, the Service Agreement, and all reports made pursuant to Paragraph 2 above for a period of not less than six (6) years from the date of this Plan, the Service Agreement, or any such report, as the case may be, the first two (2) years in an easily accessible place.

8. Limitation of Liability. Any obligation of the Trust or a Fund hereunder shall be binding only upon the assets of the Fund and shall not be binding on any Board member, officer, employee, agent, or shareholder of the Fund. Neither the authorization of any action by the Board members or shareholders of the Fund nor the adoption of the Plan on behalf of the Fund shall impose any liability upon any Board member or upon any shareholder.

9. Definitions. The terms "interested person" and "vote of a majority of the outstanding voting securities" shall have the meanings set forth in the Act and the rules and regulations thereunder.

10. Severability; Separate Action. If any provision of this Plan shall be held or made invalid by a court decision, rule or otherwise, the remainder of this Plan shall not be affected thereby. Action shall be taken separately for the Series or Class as the Act or the rules thereunder so require.

Adopted: February 1, 1999